September 30, 2008

Mr. Daniel F. Duchovny, Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C.  20549

RE:	Artes Medical, Inc. (the “Company”)
Preliminary Proxy Statement filed August 11, 2008 and Amendment No. 1 dated September 16, 2008 by H. Michael Shack (the “Proxy Organizer”)
File No. 001-33205

Dear Mr. Duchovny:

Thank you for the comments in your letter dated September 24, 2008 (the “Comment Letter”) regarding our Proxy Statement.  Following please find our responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Preliminary Proxy Statement

1.           The Proxy Statement has been amended to include the information required by Rule 14a-5(e) as follows:

Deadline for Receipt of Stockholder Proposals.  The rules of the Securities and Exchange Commission permit stockholders of the Company, after notice to the Company, to present proposals for stockholder action in the Company's proxy statement where such proposals are consistent with applicable law, pertain to matters appropriate for stockholder action, and are not properly omitted by Company action in accordance with the proxy rules published by the Securities and Exchange Commission.  The Company's 2009 annual meeting of stockholders is expected to be held on or about October 30, 2009.  Proposals of stockholders of the Company that are intended to be presented at the Company’s 2009 annual meeting must be received by the Company no later than June 2, 2009, in order for them to be included in the proxy statement and form of proxy relating to that meeting.

Cover Letter

2.           The Proxy Statement has been amended to characterize each assertion of opinion or belief of the Proxy Organizer as such.  Additionally, support has been provided for each bullet point.

Important

3.           The Proxy Statement has been amended to update the disclosure relating to the number of outstanding shares of common stock.

Background of the Proxy Solicitation

4.           The Company received notice of the Proxy Statement and its proposals therein.  Proxy Organizer believes this Proxy Statement complies with all substantive and procedural requirements of Article II, Section 2.1 and Section 141(k) of the Delaware General Corporation Law.

Proposal 4

5.           The Proxy Statement has been amended as follows:

“The Proxy Organizer proposes to elect four new Directors to fill the newly created directorships pursuant to proposal #2 of this Proxy Statement or, in the alternative, if proposal #2 is defeated, elect three new Directors to fill the three vacancies created by the removal contained in Proposal #3 of this Proxy Statement.  The three or four new Directors will serve until their respective Class terms expire or until their successors are duly elected and qualified.  The Proxy Organizer proposes to elect Terry Knapp, M.D., Dr. H. Michael Shack, Eric Donsky, and Dr. Johan Brahme to fill the vacancies created by the increase to the number Directors of the Company.  Should proposal #2 be unsuccessful, Dr. Johan Brahme will be removed as a Nominee.  Should Proposal #2 and Proposal #3 both be successful, the Board will only include eight of the maximum eleven directors.”

Proposal 6

6.            The reference to Proposal #6 has been deleted from the Proxy Statement

Certain Information Regarding Proxy Organizer

7.           The reference to the Company’s proxy statements has been deleted from the Proxy Statement

Proxy Card

8.   The Proxy Card has been amended to indicate that the proxy is a “Preliminary Copy.”

Definitive Additional Soliciting Materials

9.           The Proxy Organizer now understands that all soliciting materials used prior to furnishing a proxy statement must be filed no later than on the date of first use, according to Rule 14a-12(b).  Further, the Proxy Organizer confirms that he now understands that each press release should have included the legend required by Rule 14a-12(a)(1)(ii).

Barry Vogel resigned and has been replaced by Dr. H. Michael Shack as a nominee.

Closing Comments

The filing person hereby represents that:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●
staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

●	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued review of this Proxy Statement.  Marked copies of the Proxy Statement are enclosed herewith for your convenience.  Please advise if you have any further comments.

Very truly yours,

/s/ Dr. H. Michael Shack
By: Dr. H. Michael Shack

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